RESULTS OF SPECIAL MEETING OF SHAREHOLDERS

On December 22, 2006, a Special Meeting of Shareholders of the New River Small Cap Fund was held at which shareholders approved a new investment sub-advisory agreement between New River Advisors, LLC and Michael W. Cook Asset Management, Inc. d.b.a. Cook Mayer Taylor, as follows:


		FOR			      AGAINST			ABSTAIN
	       1,214,700		       7,072			11,621